August 20, 2010

Via EDGAR

Michael Seaman
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:         Simmons First National Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 2, 2010
File No. 000-06253

Dear Mr. Seaman:

We are in receipt of your letter dated August 2, 2010, wherein you make comments to the Form 10-K for the fiscal year ended December 31, 2009, filed by Simmons First National Corporation (“Simmons” or the “Company”) on March 2, 2010. For your convenience, our responses are numbered to correspond to the numbers used to designate the staff’s comments in your comment letter and we have restated each comment in its entirety with the Company’s response following immediately thereafter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Provision for Loan Losses, page 27

1.
You state "The provision for loan losses represents management’s determination of the amount necessary to be charged against the current period’s earnings in order to maintain the allowance for loan losses at a level considered adequate in relation to the estimated risk inherent in the loan portfolio.” Please revise this section and other similar disclosures in your future filings to confirm, if true, that you maintain your allowance for loan losses at a level considered “appropriate” in relation to the estimate risk inherent in the loan portfolio.

Simmons Response:  It is true that Simmons maintains the allowance for loan losses at a level considered “appropriate” in relation to the estimated risk inherent in the loan portfolio. In our June 30, 2010, Form 10-Q Simmons revised its disclosures to confirm that this is true both in this section and in other similar disclosures. We will continue to do so in our future filings.

P.O. BOX 7009    501 MAIN STREET    PINE BLUFF, ARKANSAS 71611-7009    (870) 541-1000    www.simmonsfirst.com

Loan Portfolio, page 31

2.
We note your references on pages 33 and 34 to restructured loans.  Please tell us and revise your future filings to disclose the following information related to your troubled debt restructurings (TDRs) and other loan modifications:

●	Loan modifications quantified by loan type classified separately as accrual/non-accrual, with identifications of which modifications you consider to be TDRs;

●	Policy regarding how many payments the borrower needs to make on restructured loans before returning loans to accrual status;

●	Clearly identify how modifications affect and are considered in your allowance methodology; and

●
Description of the types of concessions made (e.g. rate reductions, payment extensions, forgiveness of principal, forbearance or other actions) and how you determine whether to classify such modifications as TDRs.

Simmons Response:  Given current economic conditions, borrowers of all types are experiencing declines in income and cash flow.  As a result, many borrowers are seeking to reduce contractual cash outlays, the most prominent being debt payments.  In an effort to preserve our net interest margin and earning assets, we are open to working with existing customers in order to maximize the collectability of the debt.

When we restructure a loan to a borrower that is experiencing financial difficulty and grant a concession that we would not otherwise consider, a troubled debt restructuring (TDR) results and the Company classifies the loan as a TDR.  The Company grants various types of concessions, primarily interest rate reduction and/or payment modifications or extensions, with an occasional forgiveness of principal.

Under FAS 114, a TDR is considered to be impaired, and an impairment analysis must be performed.  We assess the exposure for each modification, either by collateral discounting or by calculation of the present value of future cash flows, and determine if a specific allocation to the allowance for loan losses is needed.

Once an obligation has been restructured because of such credit problems, it continues to be considered a TDR until paid in full; or, if an obligation yields a market interest rate and no longer has any concession regarding payment amount or amortization, then it is not considered a TDR a year subsequent to the year in which the restructuring takes place.

The Company returns TDRs to accrual status only if (1) all contractual amounts due can reasonably be expected to be repaid within a prudent period, and (2) repayment has been in accordance with the contract for a sustained period, typically at least six months.

We intend to disclose the above responses related to TDRs in future filings.

The following table presents the Company’s TDRs as of December 31, 2009, by loan type, classified separately as accrual or nonaccrual:

(In thousands)	12/31/09

Performing TDRs:
Consumer	$92
Construction	2,736
Single family residential	453
Commercial real estate	9,410
Commercial	27
Total performing TDRs	12,718

Nonaccrual TDRs:
Single family residential	19
Commercial real estate	8,182
Total nonaccrual TDRs (1)	8,201
Total TDRs	$20,919

(1)	Nonaccrual TDRs are included in totals of nonaccrual loans, non-performing loans and non-performing assets in all related disclosures in our filings, including the 2009 Form 10-K.

In our recently filed June 30, 2010, Form 10-Q, we reported total TDRs of $16.3 million. Because our total TDRs are immaterial (1.1% of total loans at December 31, 2009, and 0.9% of total loans at June 30, 2010), in future filings we do not plan to include the previous table presenting TDRs by loan type, unless TDRs become material to the financial statements.  Instead, in future filings, we propose to expand our Non-performing Assets table to include disclosures of total nonaccrual TDRs and total performing TDRs.  The proposed expanded table below contains data as of June 30, 2010, and December 31, 2009 (expanded disclosures in Bold type):

Non-performing Assets
	June 30,	December 31,
($ in thousands)	2010	2009

Nonaccrual loans (3)	$13,424	$21,994
Loans past due 90 days or more
(principal or interest payments):
Government guaranteed student loans (1)	3,230	1,939
Other loans	644	1,383
Total loans past due 90 days or more	3,874	3,322
Total non-performing loans	17,298	25,316

Other non-performing assets:
Foreclosed assets held for sale	20,091	9,179
Other non-performing assets	128	20
Total other non-performing assets	20,219	9,199

Total non-performing assets	$37,517	$34,515

Performing TDRs	$16,163	$12,718

Allowance for loan losses to
non-performing loans (2)	149.62%	98.81%
Non-performing loans to total loans (2)	0.95%	1.35%
Non-performing loans to total loans
(excluding Government guaranteed student loans) (1) (2)	0.77%	1.25%
Non-performing assets to total assets (2)	1.24%	1.12%
Non-performing assets to total assets
(excluding Government guaranteed student loans) (1) (2)	1.13%	1.05%

(1)
Student loans past due 90 days or more are included in non-performing loans.  Student loans are Government guaranteed and will be purchased at 97% of principal and accrued interest when they exceed 270 days past due; therefore, non-performing ratios have been calculated excluding these loans.

(2)	Excludes assets covered by FDIC loss share agreements, except for their inclusion in total assets.
(3)	Includes nonaccrual TDRs of approximately $135,000 at June 30, 2010, and $8.2 million at December 31, 2009.

3.
Please tell us and revise your future filings to disclose whether you have performed any commercial real estate (CRE) workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of CRE workouts, please provide us with and revise your future filings to disclose the following:

●	Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented:

●	Discuss the benefits of this workout strategy, including the impact on interest income and credit classification;

●
Discuss the general terms of the new loans and how that A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates;

●
Clarify whether the B note is immediately charge-off upon restructuring.  If not, clarify whether you combine the restructured notes in your evaluation of whether the notes should be returned to accrual status;

●	Confirm that the A note is classifies as a TDR and explain your policy for removing such loans from TDR classification; and

●	Clarify your policy for returning the A note to accrual status, including how you consider the borrower’s payment performance prior to the restructuring.

Simmons Response:  Simmons has not performed any CRE workouts whereby an existing loan was restructured into multiple new loans. Should the Company perform these types of CRE workouts in the future, we will disclose in future filings specific details, as described above, regarding such workouts.

Item 9A. Controls and Procedures, page 88

4.
We note that your disclosure in paragraph (b) does not track the disclosure required by Item 308(c) of Regulation S-K.  Please provide us with the information required by Item 308(c) of Regulation S-K with respect to the quarters ended December 31, 2009 and March 31, 2010.  Also confirm that you will include the required disclosers in future filings.

Simmons Response:  There were no changes in the Company’s internal controls over financial reporting during the quarters ended December 31, 2009 and March 31, 2010, which have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

In our Form 10-Q for the period ended June 30, 2010, Simmons revised its disclosure to state, “There have not been any changes in the Company’s internal controls over financial reporting during the quarter ended June 30, 2010, which have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.”  We will continue to update this disclosure in our future filings.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 12

5.
It appears that the nominating, compensation and corporate governance committee utilizes peer group benchmarking to assist it in making certain decisions regarding compensation.  Please identify the members of your peer group.

Simmons Response: Following is the list of members of the peer group utilized by the Company’s nominating, compensation and corporate governance committee for benchmarking to assist it in making certain decisions regarding compensation.

1.	Ameris Bancorp (ABCB)
2.	BancFirst Corporation (BANF)
3.	BancTrust Financial Group, Inc. (BTFG)
4.	Bank of the Ozarks, Inc. (OZRK)
5.	Capital City Bank Group, Inc. (CCBG)
6.	Community Trust Bancorp, Inc. (CTBI)
7.	Enterprise Financial Services Corp. (EFSC)
8.	Farmers Capital Bank Corporation (FFKT)
9.	First Financial Bankshares, Inc. (FFIN)
10.	Great Southern Bancorp, Inc. (GSBC)
11.	Green Bankshares, Inc. (GRNB)
12.	Home BancShares, Inc. (HOMB)
13.	Renasant Corporation (RNST)
14.	Republic Bancorp, Inc. (RBCAA)
15.	Seacoast Banking Corp. of Florida (SBCF)
16.	Southside Bancshares, Inc. (SBSI)
17.	Southwest Bancorp, Inc. (OKSB)
18.	Sterling Bancshares, Inc. (SBIB)

We will include the listing of the members of our peer group in the amended Form 10-K which we are filing today and in future proxy filings.

6.	Please disclose the performance targets that were established with respect to potential incentive awards for your named executive officers for the 2009 fiscal year.

Simmons Response:  The amended Form 10-K which we are filing today contains a more detailed discussion of the incentive plans and the awards for the named executive officers, including the performance targets.  The Non-Equity Incentives and Equity Incentives discussion within the Executive Compensation Program Overview in the Compensation Discussion and Analysis will be amended to read as follows:

2.    Non-Equity Incentives

The Company uses the EIP as a short term incentive to encourage achievement of its annual performance goals. Prior to 2008, the EIP consisted of two separate components, Base Profit Sharing Incentive, referred to as Base Incentive, and Bonus Profit Sharing Incentive, referred to as Bonus Incentive.  The Company's compensation consultant recommended that the EIP be simplified by eliminating the two components of EIP and the NCCGC has implemented this recommendation effective for 2008 and subsequent years.  The EIP now consists of only one component.  The EIP focuses on the achievement of annual financial goals and awards.  The EIP is designed to:

●	support strategic business objectives,
●	promote the attainment of specific financial goals for the Company and the executive,
●	reward achievement of specific performance objectives, and
●	encourage teamwork.

The EIP is designed to provide executives with market competitive compensation based upon their experience and scope of responsibility.  The size of an executive's EIP award is influenced by these factors, market practices, Company performance and individual performance.  The NCCGC generally sets the annual EIP award for an executive to provide an incentive at the market median for expected levels of performance.  All of the named executive officers participate in the EIP.  Awards earned under the EIP are contingent upon employment with the Company through the end of the fiscal year, except for payments made in the event of death, retirement or disability.

The ultimate amount paid to an executive under the EIP is a function of four variables:

●	the executive's level of participation;
●	the goals set for the Company;
●	the payout amounts established by the NCCGC which correspond to threshold, target and maximum levels of performance; and
●	the NCCGC's determination of the extent to which the goals were met.

Each participant in the EIP is allocated a targeted benefit as a percentage of his or her base salary which is payable if the Company's performance satisfies the Target performance points for all components under the EIP and satisfies the qualifying criteria.  The table below shows the targeted benefit for each of the named executive officers for 2009.

	Targeted Benefit
Executive Name & Title	(% of Base Salary)	Targeted Benefit ($)
J. Thomas May, Chief Executive Officer	75.0%	$355,712
Robert A. Fehlman, Chief Financial Officer	37.5%	$ 84,488
David Bartlett, President &Chief Operating Officer	45.0%	$141,646
Marty D. Casteel, Executive Vice President	37.5%	$ 84,488
Robert Dill, Executive Vice President	27.5%	$ 49,333

For 2009, the Company based the EIP awards on three components, the Company's earnings per share (45%), the performance of the Company's affiliates (30%) and the Company's other strategic initiatives (25%).  Generally, each component has three performance points that determine the participant's entitlement for that component, Threshold, Target and Maximum.  No entitlement is earned for a component if the Company's performance is below the Threshold.  The Company's performance at the Threshold level for a component entitles the participant to 50% of the Participant's target benefit times the weighting factor for such component. The Company's performance at the Target level for a component entitles the participant to 100% of the Participant's target benefit times the weighting factor for such component.  The Company's performance at the Maximum level entitles the participant to 200% (133% in the case of Mr. May) of the Participant's target benefit times the weighting factor for such component.  Performance in excess of the Maximum does not entitle the participant to a benefit in excess of the maximum target benefit times the weighting of that component.  If the performance with respect to any component is in excess of the Threshold and less than the Maximum, then the participant's entitlement is a pro rated percentage computed based upon the Company's actual performance in proportion to the closest performance points for that component.

The earnings per share component is based upon the Company's earnings per share adjusted to exclude the tax adjusted EIP expense and any extraordinary expenses. This component is allocated 45% of the participant's Target EIP benefit. In most years, the Threshold for the earnings per share is the prior year's earnings per share, as so adjusted.  However due to the Company's mediocre performance in 2008, producing an adjusted earnings per share of $1.76, the NCCGC set the threshold for 2009 at $1.85, or 105% of the 2008 adjusted earnings per share.  The Target and Maximum for 2009 were set at $1.94 and $2.18, respectively, or 110% and 124%, respectively, of the 2008 adjusted earnings per share.  For 2009, the only excluded extraordinary expense in the computation of the earnings per share was the FDIC Special Assessment which aggregated $1,332,000 or $0.09 per share.   The actual adjusted earnings per share for 2009 were $1.87.  The 2009 results for this component were 61% of Target, after applying the 45% weighting factor for this component the participants are entitled to an EIP benefit of 27% of the target benefit based upon the earnings per share component.

The affiliate performance component is based upon the earnings (as adjusted for tax adjusted EIP expense and extraordinary expenses) of each of the eight subsidiary banks of the Company, Simmons First National Bank (SFNB), Simmons First Bank of South Arkansas (SFBSA), Simmons First Bank of Jonesboro (SFBJ), Simmons First Bank of Northwest Arkansas (SFBNA), Simmons First Bank of Searcy, (SFBS), Simmons First Bank of Russellville (SFBR), Simmons First Bank of El Dorado, N.A. (SFBED), Simmons First Bank of Hot Springs (SFBHS).  This component is allocated 30% of the participant's Target EIP benefit. The NCCGC establishes a Threshold, Target and Maximum earnings level for each subsidiary bank.  Generally the Threshold is the prior year's actual performance, however if a bank's prior year performance was significantly below expectations, a Threshold higher than the prior year's earnings may be established.  For 2009, two subsidiary banks had Thresholds set in excess of their actual 2008 earnings.  The following table sets forth certain information concerning the affiliate performance factor:

Affiliate Performance Component
($ in Thousands)
							Affiliate	Affiliate
	2008	Threshold	Target	Maximum	2009	Payout	Proration	Performance
Bank	Actual	(50%)	(100%)	(200%)	Actual	Pct.	Percentage	Percentage
SFNB	$13,381	$14,492	$15,689	$17,632	$13,019	0%	47.7%	0%
SFBSA	2,697	2,697	2,832	3,182	2,683	0%	8.6%	0%
SFBJ	3,463	3,463	3,636	4,086	4,608	200%	11.0%	22%
SFBNA	(451)	1,434	1,506	3,011	103	0%	4.6%	0%
SFBS	1,565	1,565	1,643	1,847	2,074	200%	5.0%	10%
SFBR	2,179	2,179	2,288	2,571	2,280	96%	7.0%	7%
SFBED	3,492	3,492	3,667	4,121	3,721	112%	11.1%	12%
SFBHS	1,573	1,573	1,652	1,856	1,648	98%	5.0%	5%
Total								56%

The 2009 results for this factor were 56% of Target, after applying the 30% weighting factor for this component the participants are entitled to an EIP benefit of 17% of the target benefit based upon the affiliate performance component.

The strategic initiatives component is based upon specified criteria that the NCCGC has identified as significant considering the Company's short term business plan and implementation strategies.  The specified criteria or the relative weighting of the criteria may change from time to time.  For 2009, the NCCGC identified five sub-components of the Strategic Initiatives component, core deposit growth, non-interest expense control, control of past due loans, control of non-performing assets, and control of classified loans.   The strategic initiatives component is allocated 25% of the participant's Target EIP benefit, with each subcomponent being allocated 5% of the participants' Target EIP benefit.

The core deposit growth subcomponent is based upon the aggregate number of core deposit accounts with the Company.  At the end of 2008, the aggregate number of core deposit accounts was 149,930. The Threshold required 2% growth in the number of accounts or, an increase to 152,929 accounts, the Target required 4% growth or an increase to 155,927 accounts and the Maximum was set at 6% growth or an increase to 158,926 accounts.  The number of core deposit accounts at the end of 2009 was 147,074.  The Threshold was not satisfied so no participant received any EIP benefit attributable to the core deposit growth sub-component.

The noninterest expense control sub-component is based upon the financial performance of the Company regarding its budgeted non-interest expense.  For the purposes of the EIP, the budgeted non-interest expense is adjusted to remove any non-recurring items, e.g. tax adjusted EIP expense, commissions, FDIC special assessments.  The Threshold for 2009 was set for non-interest expense not to exceed $101,726,000, the Target was $99,691,000, or a 2% reduction in budgeted non-interest expense and the Maximum was $97,657,000, or a 4% reduction in budgeted non-interest expense.  The company's non-interest expense as computed for the EIP for 2009 was $103,146,000.  The Threshold was not satisfied so no participant received any EIP benefit attributable to the non-interest expense sub-component.

The remaining three subcomponents of the strategic initiatives component, control of loans past due over 30 days but less than 90 days (excluding credit cards and student loans), control of non-performing assets and control of classified loans, all relate to asset quality and are based upon a single performance point.  Therefore, participants either receive all of the EIP benefit allocated to each sub-component if the relevant performance point is satisfied, or none of the allocated EIP benefit if the relevant performance point is not satisfied.  The performance points for these sub-components are based upon internal goals and criteria.

The performance point for loans past due more than 30 days but less than 89 days was no more than 0.85% of total loans.  The actual performance for 2009 was 0.70% of total loans.  The performance point was satisfied so each participant received 5% of his targeted EIP benefit attributable to the control of past due loans sub-component.

The performance point for control of non-performing assets was no more than 0.90% of total assets. For the EIP computation nonperforming assets includes non-accrual loans (excluding student loans) and other real estate owned.  The actual performance for 2009 was 1.05% of total assets.  The performance point was not satisfied so no participant received any targeted EIP benefit attributable to the control of nonperforming assets sub-component.

The Company in monitoring its asset quality has developed an internal system of grading loans to assess the likelihood of repayment based upon the financial strength of the borrower and guarantors, value of the collateral and other relevant factors.  The loan grading system has eight categories, the top four categories are for performing loans with no more than an insignificant risk of non-payment.  The bottom four categories, criticized, substandard, doubtful and loss contain loans that the Company has determined have more than an insignificant risk of non-payment.  Loans in these bottom four categories are referred to as classified loans.  The performance point for 2009 was that classified loans should not exceed 18% of total loans.  The actual performance for 2009 was 14.56% of total loans.  The performance point was satisfied so each participant received 5% of his targeted EIP benefit attributable to the control of classified loans sub-component.

In addition to the performance based components discussed above, the EIP has several qualifying criteria that must be satisfied annually in order for any participant to qualify for benefits under the EIP. The failure to satisfy any one of the qualifying criteria will prevent the participant from earning any EIP benefit to which he or she would have been entitled under based upon the EIP components discussed above.  The first two qualifying criteria are the Company's return on tangible equity must exceed 0.50% and the Company's non-performing assets must be less than 2.50% of total assets.  The third and fourth qualifying criteria are based upon ratings granted pursuant to confidential regulatory examinations.  The fifth qualifying criterion requires the participant to have a satisfactory individual performance rating.  The Company satisfied the first four qualifying criteria in 2009 and each of the named executive officer had at least a satisfactory individual performance rating for 2009.

In summary, the NCCGC determined that for 2009 the Company did satisfy the qualifying criteria, Company's earnings per share component, the affiliate performance component and two of the five subcomponents strategic initiative component.  The EIP payments to the named executive officers for 2009 were approximately 54% of the target EIP award amounts.

For 2010, the Company will base EIP awards on the Company's earnings per share (25%), the performance of the Company's affiliates (20%), asset quality initiatives (25%), the Company's other strategic initiatives (5%) with the remaining 25% based upon discretionary factors selected by the NCCGC.

The NCCGC sets the performance measures in the first quarter of each year based largely on management's confidential business plan and budget for the coming year, which typically includes planned revenue growth, cost reductions and profit improvement. The NCCGC also sets threshold, target and maximum performance points.  Target and maximum performance points reflect ambitious goals which can only be attained when business results are exceptional.  Minimum award or performance points for the earnings per share component are usually set at the prior year's earnings per share, unless a higher threshold is determined to be appropriate due to substandard financial performance in the prior year.

Finally, the NCCGC assesses actual performance relative to pre-set goals and, in doing so, determines the amount of any final award payment.  In determining final awards and in evaluating personal performance, the NCCGC considers adjustments to GAAP net income and other corporate performance measures for unplanned, unusual or non-recurring items of gain or expense.

The discretionary portion of the EIP is new for 2010. The NCCGC has decided that the long term economic and financial performance of the Company can be significantly affected by certain factors that are difficult to quantify and may not be subject to annual performance goals.  Some of these factors involve long term efficiency and revenue enhancement initiatives, initiatives involving continued utilization of existing financial centers and utilization of capital through private or FDIC assisted acquisitions.  For 2010, 25% of the potential EIP payout will be determined on a discretionary basis by the NCCGC based upon factors which it selects as appropriate.

3.    Equity Incentives

Historically, the Company has made stock option and restricted stock awards to executives of the Company and its subsidiary banks.  These awards are generally granted once a year, although in special circumstances additional grants may be made.  These awards are used to create a common economic interest among executives and shareholders and to recruit and retain qualified executives.  From time to time, the Company has made routine grants of restricted stock to its executives and also has utilized restricted stock grants in connection with the hiring, promotion or retention of executives. The Company's stock options generally have an exercise price equal to the closing price of the Company's stock on the day prior to the date of grant, a ten year term and vest in equal installments over five years after the date of grant.  Accordingly, the actual value an executive will realize from an option is tied to appreciation in the stock price and, therefore, is aligned with increased corporate performance and shareholder returns.  The restricted stock granted last year as well as the outstanding option grants and unvested restricted stock grants from prior years are reflected in the tables below.

During 2009, the restricted stock grants were made under the Simmons First National Corporation Executive Stock Incentive Plan - 2006, which is administered by the NCCGC.  No stock options were granted in 2009. Under this plan, the Company is authorized to grant incentive stock options, non-qualified stock options, stock appreciation rights and restricted stock.  Historically, the NCCGC has utilized incentive stock options for most executives, but due to recent changes in the accounting rules regarding stock based compensation and the recent turmoil in the banking industry, the Company has decided to de-emphasize stock options and increase the use of restricted stock in making future grants.  On several occasions in the past, the NCCGC has chosen to grant non-qualified stock options when under the specific circumstances the desired grants would not qualify as incentive stock options or the NCCGC determined that stock appreciation rights should be granted with the options.

The level of equity incentive compensation that an executive will receive is a function of four variables:

●	the executive's level of participation;
●	the goals set for the Company;
●	the payout amounts established by the NCCGC which correspond to threshold, target and maximum levels of performance; and
●	the NCCGC's determination of the extent to which the goals were met.

Based upon the recommendation of the Company's compensation consultant, the NCCGC began utilizing performance based restricted stock grants in 2009.  The performance grants are based upon the Company's prior year performance, hence the 2009 grants were based upon the Company's performance during 2008.  In February, 2008, and February, 2009, the NCCGC established a target payout from equity incentives for the participants in the Company's Executive Stock Incentive Plan - 2006, including the named executive officers for grants to be made in the 2009 and 2010, respectively.  The table below sets forth the target incentive payout for the named executive officers for 2009 and 2010.

	2009	2009	2010	2010
	Targeted	Targeted	Targeted	Targeted
	Incentive	Incentive	Incentive	Incentive
Executive Name & Title	(% of Salary)	($)	(% of Salary)	($)
J. Thomas May, CEO	45%	$207,917	45%	$207,917
Robert A. Fehlman, CFO	30%	60,000	35%	110,169
David Bartlett, President & COO	35%	98,901	30%	67,590
Marty D. Casteel, EVP	30%	60,000	30%	67,590
Robert Dill, EVP	20%	32,614	20%	35,879

For grants to be made in 2009 and 2010, the NCCGC based the performance grants upon three components of the Company's financial performance during 2008 and 2009, return of tangible assets, revenue growth and core deposit growth. The components are weighted to emphasize the current strategic focus of the Company.  The NCCGC sets Threshold, Target and Maximum performance levels for each component which if satisfied will entitle the participant to 50%, 100% and 200% (150% for grants in 2010 and after), respectively, of the participant's targeted benefit attributable to that component. Each participant is entitled to 25% of the Participant's targeted benefit, regardless of whether the Company satisfies any performance point for any of the components. The Company's performance at the Threshold level for a component entitles the participant to 50% of the Participant's target benefit times the weighting factor for such component. The Company's performance at the Target level for a component entitles the participant to 100% of the Participant's target benefit times the weighting factor for such component.  The Company's performance at the Maximum level entitles the participant to 200% (150% for grants in 2010 and after) of the Participant's target benefit times the weighting factor for such component.  Performance in excess of the Maximum does not entitle the participant to a benefit in excess of the maximum target benefit times the weighting of that component.  If the performance with respect to any component is in excess of the Threshold and less than the Maximum, then the participant's entitlement is a pro-rated percentage computed based upon the Company's actual performance in proportion to the closest performance points for that component.

The performance points and actual performance on the components for the equity incentives for the years 2008 and 2009, which affect restricted stock grants in 2009 and 2010, respectively, are set forth in the table below.

Component	Weight	Year	Threshold	Target	Maximum	Actual
Return on Tangible Assets	30%	2008	1.00%	1.25%	1.50%	0.89%
Revenue Growth	35%	2008	2.00%	5.00%	13.50%	1.73%
Core Deposit Growth	35%	2008	1.50%	3.50%	10.00%	22.48%

Return on Tangible Assets	35%	2009	0.49%	0.95%	1.21%	0.89%
Revenue Growth	40%	2009	2.31%	7.50%	16.62%	5.57%
Core Deposit Growth	25%	2009	-1.12%	4.48%	9.15%	11.57%

The performance of the Company during 2008 only satisfied the core deposit growth component.  During 2008, the Company undertook a significant strategic initiative to increase its liquidity through favorable pricing of its core deposit products.  This effort resulted in an increase in core deposits of over 22%.  The NCCGC determined that a significant factor in this growth was the Company's strategic initiative through the favorable deposit pricing and decided to limit the payout for the core deposit growth component of the equity incentive to the target payout, even though the actual performance exceeded the maximum performance point.   The Company's performance in 2008 satisfied only the deposit growth component and the participant's were granted restricted stock in February, 2009 in an amount equal to 35% of each participant's target benefit.

The performance of the Company during 2009 satisfied at least the threshold for all components, producing an aggregate benefit entitlement of 102.8 % of the target benefit, consisting of 32.7% of the targeted benefit for the return on tangible assets component, of 32.6% of the targeted benefit for the revenue growth component and 37.5% of the targeted benefit for the core deposit growth component.  Based upon the Company's performance in 2009, the participants were granted restricted stock in February, 2010 in an amount equal to 103% of each participant's target benefit.

The equity incentive benefit to which a participant is entitled is granted in February of the following calendar year, by the granting of a number of restricted shares of SFNC stock equal to the amount of the earned equity incentive divided by the closing price of SFNC stock on the day prior to the grant.  Generally, the restricted shares so granted vest 20% per year at the end of each the next five years.

The NCCGC sets these target performance measures in the first quarter of each year based largely on management's confidential business plan and budget for the coming year, which typically includes planned revenue growth, cost reductions and profit improvement.  The NCCGC also sets threshold performance benchmarks.  Target and maximum award thresholds reflect ambitious goals which can only be attained when business results are exceptional.

Please refer to the section below, "Other Guidelines and Procedures Affecting Executive Compensation" for additional information regarding the Company's practices when granting stock options and restricted stock.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Definitive Proxy Statements on Schedule 14A

Security Ownership of Certain Beneficial Owners, page 2

7.	Please tell us why Blackrock, Inc.’s beneficial ownership is not disclosed.

Simmons Response:  Blackrock, Inc.’s beneficial ownership was inadvertently excluded from disclosure as a beneficial owner.  We have implemented additional procedures to cross check for filings on EDGAR to prevent similar omissions from occurring in future filings.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Definitive Proxy Statement on Schedule 14A

Transactions with Related Persons, page 8

8.
We note your disclosure that the loans to your officers and directors were made in the ordinary course of business on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Please confirm that the loans where made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.  Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Simmons Response:  Yes, loans made by Simmons to its officers and directors were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.  The amended 10-K reflects this modified disclosure.  Future filings will reflect, as appropriate, the modified disclosure.

Item 15. Exhibits, Financial Statement Schedules

9.	We note that several material contracts are not included as exhibits to the Form 10-K. Please amend your Form 10-K to include them.

Simmons Response:  The amended Form 10-K contains an amended and restated Index of Exhibits in Item 15.  Exhibits 10.10 through 10.37 have been added.  Certain of the additional exhibits (Exhibits 10.10 through 10.20, Exhibit 10.23 and Exhibits 10.28 through 10.37) have previously been filed with the SEC but were not referenced in the original filing.  The additional Exhibits are listed below.

Exhibit No.	Description
10.10
Simmons First National Corporation Long Term Incentive Plan, adopted March 24, 2008, and Notice of Grant of Long Term Incentive Award to J. Thomas May, David L. Bartlett, Marty Casteel, and Robert A. Fehlman (incorporated by reference to Exhibits 10.1 through 10.5 to Simmons First National Corporation's Current Report on Form 8-K for March 24, 2008 (File No. 000-06253)).

10.11
Termination of Simmons First National Corporation Long Term Incentive Plan, adopted March 24, 2008, terminated and cancelled February 25, 2009, and Termination of Grant Under Long Term Incentive Award to J. Thomas May, David L. Bartlett, Marty Casteel, and Robert A. Fehlman (incorporated by reference to exhibits 10.1 through 10.5 to Simmons First National Corporation's Current Report on Form 8-K for February 25, 2009 (File No. 000-06253)).

10.12
Simmons First National Corporation Executive Incentive Plan (incorporated by reference to Exhibit 10.1 to Simmons First National Corporation's Current Report on Form 8-K for January 25, 2010 (File No. 000-06253)).

10.13
Deferred Compensation Agreement for Robert A. Fehlman (incorporated by reference to Exhibit 10.2 to Simmons First National Corporation's Current Report on Form 8-K for January 25, 2010 (File No. 000-06253)).

10.14
Deferred Compensation Agreement for Marty D. Casteel (incorporated by reference to Exhibit 10.3 to Simmons First National Corporation's Current Report on Form 8-K for January 25, 2010 (File No. 000-06253)).

10.15
Simmons First National Corporation Executive Retention Program (incorporated by reference to Exhibit 10.4 to Simmons First National Corporation's Current Report on Form 8-K for January 25, 2010 (File No. 000-06253)).

10.16
Simmons First National Corporation Executive Stock Incentive Plan - 2010 (incorporated by reference to Exhibit 10.5 to Simmons First National Corporation's Current Report on Form 8-K for January 25, 2010 (File No. 000-06253)).

10.17
Change in Control Agreement for J. Thomas May (incorporated by reference to Exhibit 10(a) to Simmons First National Corporation's Quarterly Report on Form 10-Q filed August 9, 2001 (File No. 000-06253)).

10.18
Change in Control Agreement for Robert A. Fehlman (incorporated by reference to Exhibit 10.3 to Simmons First National Corporation's Current Report on Form 8-K filed January 29, 2010 (File No. 000-06253)).

10.19	Change in Control Agreement for David Bartlett (incorporated by reference to Exhibit 10.1 to Simmons First National Corporation's Current Report on Form 8-K filed March 2, 2006 (File No. 000-06253)).

10.20
Change in Control Agreement for Marty D. Casteel (incorporated by reference to Exhibit 10.2 to Simmons First National Corporation's Current Report on Form 8-K filed January 29, 2010 (File No. 000-06253)).

10.21	Change in Control Agreement for Robert Dill.*

10.22	Amendment to Change in Control Agreement for Robert C. Dill.*

10.23	Amended and Restated Deferred Compensation Agreement for J. Thomas May.*

10.24	First Amendment to the Amended and Restated Deferred Compensation Agreement for J. Thomas May.*

10.25	Second Amendment to the Amended and Restated Deferred Compensation Agreement for J. Thomas May.*

10.26	Executive Salary Continuation Agreement for David L. Bartlett.*

10.27	409A Amendment to the Simmons First Bank of Hot Springs Executive Salary Continuation Agreement for David Bartlett.*

10.28
Simmons First National Corporation Incentive and Non-Qualified Stock Option Plan (incorporated by reference to Exhibit 4.1 to Simmons First National Corporation's Registration Statement on Form S-8 filed May 19, 2006 (File No. 333-134276)).

10.29
Simmons First National Corporation Executive Stock Incentive Plan (incorporated by reference to Exhibit 4.1 to Simmons First National Corporation's Registration Statement on Form S-8 filed May 19, 2006 (File No. 333-134301)).

10.30
Simmons First National Corporation Executive Stock Incentive Plan - 2001 (incorporated by reference to Definitive Additional Materials to Simmons First National Corporation's Definitive Proxy Materials on Schedule 14A filed April 2, 2001 (File No. 000-06253)).

10.31
Simmons First National Corporation Executive Stock Incentive Plan - 2006 (incorporated by reference to Exhibit 1.2 to Simmons First National Corporation's Definitive Proxy Materials on Schedule 14A filed March 10, 2006 (File No. 000-06253)).

10.32
First Amendment to Simmons First National Corporation Executive Stock Incentive Plan - 2006 (incorporated by reference to Exhibit 10.1 to Simmons First National Corporation's Current Report on Form 8-K filed June 4, 2007 (File No. 000-06253)).

10.33
Simmons First National Corporation Outside Director's Stock Incentive Plan - 2006 (incorporated by reference to Exhibit 1.3 to Simmons First National Corporation's Definitive Proxy Materials on Schedule 14A filed March 10, 2006 (File No. 000-06253)).

10.34
Amended and Restated Simmons First National Corporation Outside Director's Stock Incentive Plan - 2006 (incorporated by reference to Exhibit 1.1 to Simmons First National Corporation's Definitive Proxy Materials on Schedule 14A filed March 10, 2008 (File No. 000-06253)).

10.35
Simmons First National Corporation Dividend Reinvestment Plan (incorporated by reference to Exhibit 4.1 to Simmons First National Corporation's Registration Statement on Form S-3D filed May 20, 1998 (File No. 333-53119)).

10.36
Simmons First National Corporation Amended and Restated Dividend Reinvestment Plan (incorporated by reference to Exhibit 4.1 to Simmons First National Corporation's Registration Statement on Form S-3D filed July 14, 2004 (File No. 333-117350)).

10.37	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.1 to Simmons First National Corporation's Current Report on Form 8-K filed November 12, 2009 (File No. 000-06253)).

* to be filed with the Form 10-K/A

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or additional comments regarding the Form 10-K, amended Form 10-K/A and this letter to the undersigned at (501) 558-3141, or our legal counsel in this regard, Patrick Burrow at (501) 379-1715.

Sincerely,

/s/ Robert A. Fehlman
Robert A. Fehlman
Executive Vice President and Chief
Financial Officer
Simmons First National Corporation

cc:	Mark Webb
SEC Division of Corporation Finance

Kevin W. Vaughn
SEC Division of Corporation Finance

William Schroeder
SEC Division of Corporation Finance

J. Thomas May
Simmons First National Corporation

George A. Makris, Jr.
Simmons First National Corporation

Johnny W. McCaleb
BKD, LLP